Filer: The Stanley Works Ltd.
                                                   Pursuant to Rule 425 under
                                                   the Securities Act of 1933
                         and Rule 14a-6 under Securities Exchange Act of 1934
                                           Subject Company: The Stanley Works
                                                  Commission File No.: 1-5224
                                       Registration Statement No.:  333-82382






SLIDE 1
                           Tonight's Objectives

                       o To help with tax planning

                       o To set the record straight



SLIDE 2
                             Proposed Bermuda
                       Re-incorporation Transaction


    o      Change in legal domicile ...
                from Connecticut to Bermuda

    o      Conversion of all shares ... from SWK to SWK Ltd.

    o      No accounting / operating impacts

    o      Ownership & voting rights substantially unchanged

    o      Corporate HQ location, business operations,
                customer / supplier relationships, etc.
                All remain unchanged

                               Why Do This?



SLIDE 3

                       Compelling Long-Term Benefits


      o Alignment of corporate structure with increasing international operations

      o    Facilitate expansion of international business

      o    Sustained higher levels of free cash flow generation
             ... flexibility to fund enhancers of shareowner value

      o Potential for higher debt capacity & better ratings ... generate one year's free cash flow every 5 years

      o    Improvement of worldwide effective tax rate

                  Provides Much of the Flexibility Needed
                          to Grow Internationally



SLIDE 4

                       Facts to Consider When Voting


      o     Corporation is really a creation by and for shareowners

            -  Those shareowners pay taxes when wealth is created



SLIDE 5

                 Shareowners Pay Taxes Through Corporation
                    & Individually as Wealth is Created

                          ____________________________
                         |     U.S. Government        |
                         |____________________________|
                            ^                    ^
                          /                         \
                         /                           \
                        /                             \
                       /                               \
         ___________________                     __________________
        |     Corporate     |                   |    Individual    |
        |___________________|                   |__________________|
                ^                                        ^
                |                                        |
          ______|________________________________________|__________
         |                        Shareowners                       |
         |__________________________________________________________|



SLIDE 6

                       Facts to Consider When Voting


      o     Corporation is really a creation by and for shareowners

            -  Those shareowners pay taxes when wealth is created

      o     Stanley is more and more a global company



SLIDE 7

                  Stanley is More & More a Global Company


               o    28% of our Sales are outside the U.S.

               o    30% of our Assets are outside the U.S.

               o    40% of our Plants are outside the U.S.

               o    48% of our People are outside the U.S.



SLIDE 8

                       Facts to Consider When Voting


      o     Corporation is really a creation by and for shareowners

            -  Those shareowners pay taxes when wealth is created

      o     Stanley is more and more a global company

      o Today, Stanley is disadvantaged against some of our foreign competitors who pay less taxes ... even in the U.S.

            -    The transaction levels the playing field



SLIDE 9


                       Facts to Consider When Voting


      o    Corporation is really a creation by and for shareowners

           -  Those shareowners pay taxes when wealth is created

      o    Stanley is more and more a global company

      o Today, Stanley is disadvantaged against some of our foreign competitors who pay less taxes ... even in the U.S.

           -    The transaction levels the playing field

      o    The U.S. Government will benefit near term from the reincorporation!



SLIDE 10

                       U.S. Government Will Benefit
                    Near Term From the Reincorporation

                          ____________________________
                         |     U.S. Government        |
                         |____________________________|
                            ^                    ^
                          /                         \
                         /                           \
                        /                             \
                       /                               \
         ___________________                     __________________
        |     Corporate     |                   |    Individual    |
        |___________________|                   |__________________|
                ^                                        ^
                |                                        |
          ______|________________________________________|__________
         |                        Shareowners                       |
         |__________________________________________________________|



SLIDE 11


                       Facts to Consider When Voting


      o    Corporation is really a creation by and for shareowners

           -  Those shareowners pay taxes when wealth is created

      o    Stanley is more and more a global company

      o Today, Stanley is disadvantaged against some of our foreign competitors who pay less taxes ... even in the U.S.

           -    The transaction levels the playing field

      o    The U.S. Government will benefit near term from the reincorporation!

      o Our long-term objective is for Stanley, collectively, to pay more -- not less - taxes ... everyone shares in a bigger pie



SLIDE 12

               Our Objective is to Pay More Taxes Long Term
                               ... Not Less !


                                  $

                            /              \
                           /                \
                          /                  \
                   80%   /                    \    20%
                        /                      \
                       /                        \
                      X                          X
         ___________________              __________________
        |   Shareowners     |            |  U.S. Government |
        |___________________|            |__________________|



SLIDE 13

                           Performance vs. Peers


           1 Yr.                    3 Yrs.                  5 Yrs.
           -----                    ------                  ------

            #2                       #1                       #2



SLIDE 14

                                Stock Value


                          ____________________________
                         |      $2.4B New Wealth      |
                         |____________________________|

                |
                |
                |
                |
                |
                |
$ Billions      |                                    ____________
                |                                   |            |
                |                                   |            |
                |         ____________              |            |
                |        |            |             |   $4.00    |
                |        |            |             |  Billion   |
                |        |            |             |            |
                |        |  $1.60     |             |            |
                |        |  Billion   |             |            |
                |        |            |             |            |
                |________|____________|_____________|____________|______________
                           Oct. 2000                    Apr-02



SLIDE 15




                                  $2.4B

                            /              \
                           /                \
                          /                  \
                   80%   /                    \    20%
                        /                      \
                       /                        \
                      X                          X
         ___________________              __________________
        |   Shareowners     |            |  U.S. Government |
        |___________________|            |__________________|

             $1920M                             $480M



SLIDE 16

                             Glass Half Empty



                                         ______________________
                                       | I expected to pay the |
                                       |      tax later !      |
                                       |_______________________|
                                     /
                                    /

                    GRAPHIC OMITTED
                                                   GRAPIC OMITTED



SLIDE 17


                             Glass Half Full



                                         ______________________
                                       | Stanley has been a    |
                                       | great investment!     |
                                       |_______________________|
                                     /
                                    /

                   GRAPHIC OMITTED
                                                   GRAPIC OMITTED



SLIDE 18



                       Facts to Consider When Voting


      o    Corporation is really a creation by and for shareowners

           -  Those shareowners pay taxes when wealth is created

      o    Stanley is more and more a global company

      o Today, Stanley is disadvantaged against some of our foreign competitors who pay less taxes ... even in the U.S.

           -    The transaction levels the playing field

      o    The U.S. Government will benefit near term from the reincorporation!

      o Our long-term objective is for Stanley, collectively, to pay more -- not less - taxes ... everyone shares in a bigger pie


                The Reincorporation is Being Undertaken to
              Increase our Share Price to Benefit Shareowners



SLIDE 19

                                More Facts


               o   SWK Headquarters WILL NOT move

               o   Employment WILL NOT be affected

               o   401(k) and IRA holdings WILL NOT be taxed


               o   SWK WILL continue to pay U.S. taxes

               o   SWK WILL continue on the New York Stock Exchange

               o   SWK WILL continue to be an S&P 500 company



SLIDE 20


                         Don't be Confused by the
                                Media Hype



                         ... This Change Will Benefit
                                  All of Us